Exhibit 99.1

Cardiome Files New Drug Submission Seeking Canadian Approval of intravenous vernakalant

NASDAQ: CRME TSX: COM

VANCOUVER, Dec. 22, 2015 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced the filing of a New Drug Submission (NDS) with Health Canada's Therapeutic Products Directorate (TPD) seeking Canadian approval of intravenous vernakalant for the rapid conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults with AF for up to 7 days. Intravenous vernakalant is commercialized as BRINAVESS® in Europe and elsewhere. Health Canada's TPD will complete a detailed review of the NDS and provide a decision on the approvability of the dossier. Health Canada's target duration of NDS review is 300 days.1

Jonathan Mather, Cardiome's Director of Regulatory Affairs said "Cardiome is excited to file this NDS as vernakalant was discovered and developed in Canada, and we believe that Canadians are in need of a novel, atrial selective, rapid acting AF converting agent." William Hunter, MD, President and CEO said, "The filing of this NDS is an important milestone for Cardiome and represents a critical step toward our planned build of Canadian commercial operations during 2016. If it is approved by Health Canada, Cardiome expects to commercialize BRINAVESS using its own Canadian sales force, supported by Cardiome's infrastructure that has commercialized BRINAVESS in many other countries. We expect to further build Canadian commercial operations by licensing or acquiring additional pharmaceuticals for the Canadian market."

Atrial fibrillation affects 350,000 persons per year in Canada.2

References:

  Service Standards for Drug Submission Evaluations. http://www.hc-sc.gc.ca/ahc-asc/legislation/acts-reg-lois/service/dse-epm-eng.php
  Heart and Stroke Foundation of Canada. http://www.heartandstroke.com/site/c.ikIQLcMWJtE/b.5052135/k.2C86/Heart_disease__Atrial_fibrillation.htm

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928, ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 16:15e 22-DEC-15